Exhibit (a)(5)(cli)

[GRAPHIC]	CHARLES PHILLIPS	Corporate Headquarters	phone	650.633.4490
	President	500 Oracle Parkway
		Redwood Shores
		California 94065

Dear PeopleSoft Customer:

Recently, Oracle received notice that the injunction sought by the Department of Justice to prevent our proposed acquisition of PeopleSoft has been rejected, thus allowing us to move closer to completing the merger. We are hopeful that clearance for the acquisition will be obtained in a timely manner from the remaining antitrust authorities currently reviewing the transaction, including the European Commission.

We have spent a significant amount of time and resources in the pursuit of PeopleSoft because we believe that the combined companies will provide customers with superior benefits and a stronger long-term alternative. The combination will ensure continued innovation in a rapidly changing market while at the same time preserving customers’ existing IT investments.

Oracle is committed to maintaining the PeopleSoft software and ensuring customers remain satisfied, while providing a superior future product roadmap. In addition to supporting and enhancing the existing PeopleSoft product line, Oracle will create an applications product suite that incorporates the best features of both companies’ products and is tightly integrated with the rest of the Oracle infrastructure offerings. This will be provided to customers free of charge as a module-for-module exchange. I have attached some additional information to help you better understand our customer commitment.

While Oracle customers will see development of the E-Business Suite applications continue on the current schedule, they will benefit from both the incorporation of the best PeopleSoft product features and capabilities as well as from a larger combined applications development budget.

We believe we are in a strong position to absorb this acquisition quickly and efficiently and produce the benefits outlined for customers. Our strategy is focused on a singular, consolidated approach to the future—one brand, one product vision, one go-to-market plan, and one global infrastructure. And we’ve had plenty of time to prepare for this combination.

I encourage you to contact us by email at contact.oracle@oracle.com or visit Oracle.com/PeopleSoft so we can answer your questions or hear what you need.

Sincerely,

Charles Phillips
President
(Enclosure)

PeopleSoft Customer Commitment	[GRAPHIC]

Oracle understands that each PeopleSoft customer has made a significant investment in its current software applications and that it is critical these purchases retain their value and usefulness. As we’ve stated since the inception of our offer to acquire PeopleSoft, we believe the combination will provide the following real and substantial benefits for customers.

•	Oracle, a company with significant resources, has committed to continue to support the PeopleSoft product line. Oracle’s interest in PeopleSoft customers is not dependent on migrating to Oracle applications or database. Rather, we will extend support for the PeopleSoft product line and will not force customers to migrate.

•	Customers can expect to receive ongoing enhancements and product maintenance. Oracle itself has many more applications developers than PeopleSoft, and on a combined basis we expect to improve the PeopleSoft products over time.

•	Our aim is to support PeopleSoft products just as if they were Oracle products. We expect PeopleSoft customers to experience a higher level of service with one-stop support for applications, databases, and other technologies from a stronger vendor under one roof. Few companies in the technology sector can approach the breadth of Oracle’s global support operations.

•	Oracle will offer future applications that combine the best features and functions of each company’s products and are tightly integrated with the rest of the Oracle infrastructure offerings. It will also benefit from the contribution of developers from both companies to further enhance the product going forward based on a larger applications development budget. The result will be greater quality assurance, more innovative products, increased investment for software enhancements unique to selected verticals, and the ability to deliver new technology to market faster. The larger customer base will also attract more complementary independent software vendors (ISVs) with products that extend the Oracle offering and make customer investments more valuable.

•	PeopleSoft customers will receive free module-for-module exchanges to the E-Business Suite product superset along with Oracle database licenses for the applications. Customers can stay on PeopleSoft applications or migrate to Oracle applications and infrastructure at their discretion. Either way, it’s entirely their choice and Oracle will support both options.

We would not spend the significant amount of time and resources we have over the last year unless we really wanted you to be our customers. Our investment pays off only if we keep you happy. Customer satisfaction is our highest priority and an Oracle commitment.

We know how to do this. Ask any customer from our Rdb database acquisition from Digital Equipment Corporation. A decade later, we are still providing world-class support and enhancements to thousands of Rdb customers running mission-critical applications.

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED AND RESTATED ON FEBRUARY 12, 2004 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.

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